MALIZIA SPIDI & FISCH, PC
                                ATTORNEYS AT LAW

1100 NEW YORK AVENUE, N.W.                           1900 SOUTH ATHERTON STREET
SUITE 340 WEST                                STATE COLLEGE, PENNSYLVANIA 16801
WASHINGTON, D.C.  20005                                          (814) 272-3502
(202) 434-4660                                        FACSIMILE: (814) 272-3514
FACSIMILE: (202) 434-4661

JOHN J. SPIDI                                       WRITER'S DIRECT DIAL NUMBER
SPIDI@MALIZIALAW.COM                                             (202) 434-4670


VIA EDGAR
---------

October 13, 2004

Abby Adams, Esq.
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 5th Street, N.W.
Washington,  D.C.  20549

         Re:      Wells Financial Corp.
                  Schedule TO and Schedule 13E-3
                  SEC File No. 5-45455
                  --------------------

Dear Ms. Adams:

         Transmitted with this letter for filing with the Commission on behalf of the above-referenced registrant are manually executed copies of Amendment No. 1 to the registrant's Tender Offer Statement on Schedule TO and Schedule 13E-3 Transaction Statement.

         On behalf of Wells Financial Corp. (the "Company"), we hereby submit the following responses to your comment letter dated October 7, 2004, with respect to the above-referenced filings. We have keyed our responses to the captions and paragraph numbering used in your comment letter.

Schedule 13E-3
--------------

          1. In accordance with your comment, Item 6(c) of Schedule TO has been amended to add the incorporation by reference in paragraph 7, "Special Factors - 6. Effects of the Offer," wherein the information required by Instruction 2 to Item 1013 of Regulation M-A is required. Please see the disclosure on pages 19 through 21 under the caption "Special Factors - 6. Effects of the Offer" wherein the Company has disclosed the benefits and detriments of the offer to the Company and its stockholders and has quantified such discussion to the extent practicable. For


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MALIZIA SPIDI & FISCH, PC


Abby Adams, Esq.
Special Counsel
October 13, 2004
Page 2

               example, in the third full paragraph on page 20 of the Offer to Purchase, the Company has quantified the cost of maintaining its status as a public company to be approximately $440,000 per year. One benefit of the offer, if the Company is able to deregister as a result of the offer, will be the elimination of such expense. Additional benefits to the Company and its stockholders, as well as the detriments of the offer, are also disclosed throughout this section of the Offer to Purchase.

          2. The Company has this day filed an amendment to its Schedule TO and Schedule 13E-3 with the Commission on EDGAR which include responses to the staff's comments. The Company believes this is adequate and prompt dissemination of the revised information. The new information occasioned by the staff's comments is immediately available to all stockholders of the Company via the Internet on the Commission's website. We are aware of similar circumstances where the staff has concurred with this method of dissemination. In addition, it appears that Rule 13e- 4(e)(3)(iv) requires the offer to remain open for an additional 20 business days only in the case of a registered securities offering wherein the initial prospectus was materially deficient. The Company's offer is not a registered securities offer but rather an offer to purchase for all cash and a prospectus was not utilized. Therefore, the Company does not believe it is required to keep the offer open for 20 business days after dissemination of the revised information. In addition, the Company is not required to keep the offer open for any additional period as there has not been a material change in the terms of the offer as set forth in Rule 13e- 4(f)(1)(ii) .

Offer to Purchase
-----------------

Cover Page
----------

          3. We have added the legend required by Rule 13e-3(e)(1)(iii) to the amended Schedule TO pursuant to your comment.

Summary
-------

          4. We have made the requested change to "Item 1. Summary Term Sheet" of Amendment No. 1 to the Schedule TO filed herewith.

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MALIZIA SPIDI & FISCH, PC


Abby Adams, Esq.
Special Counsel
October 13, 2004
Page 3

Background of the Offer, page 7
-------------------------------

          5. We have revised the Offer to Purchase to indicate that the June 15, 2004 analysis presented to the Board related to a possible reverse stock split rather than to an issuer tender offer. Since such analysis did not materially relate to the transaction, we do not believe it is required to be filed as an exhibit. We wish to advise the staff supplementally that, to the Company's best knowledge, there are no additional reports, opinions or appraisals of the kind required to be disclosed and summarized by
               Item 1015 of Regulation M-A. Please note that Capital Resources' final valuation analysis dated September 21, 2004, has been summarized on pages 9 and 10 and pages 12 through 14 of the Offer to Purchase and was filed with the Commission as Exhibit (c)(2) to the Schedule TO. As is summarized on page 8 of the Offer to Purchase, the Board of Directors did receive presentations from the Company's Minnesota counsel and independent auditors regarding the Company's status as a public company, the legal and accounting requirements of the Sarbanes- Oxley Act of 2002 and the various legal consequences and alternatives to deregistering the Company's stock from the Nasdaq Stock Market and the reporting requirements of the Exchange Act. We do not believe these presentations, which are fully summarized in the Offer to Purchase, are reports, opinions or appraisals required to be filed as exhibits to the Schedule 13E-3 pursuant to Item 1016(c) of Regulation M-A as they do not materially relate to the consideration or the fairness of the offer to the Company or its stockholders. Rather, these presentations discuss mainly legal and accounting requirements imposed on the Company by the Exchange Act and the alternative procedures and methods for terminating such requirements.

          6. Please see the revised disclosure under the caption "Schedule 13e-3, Item 8(b). Fairness of Transaction" wherein additional disclosure has been added concerning the non-public information furnished to the Company's financial advisor. We wish to advise the staff supplementally that the "loan schedules, non-performing assets, investment securities, deposit and borrowing schedules" referred to in item (v) on page 15 of the Offer to Purchase, as referenced in your comment, consist of publicly available information derived from the Company's Thrift Financial Report filed with the Office of Thrift Supervision ("OTS"). Such information, which is also routinely disclosed in the Company's periodic reports filed with the Commission, is available to the public on the OTS website at www.ots.treas.gov. Consequently, the
                                            -----------------
               only non-public information furnished to the Company's

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MALIZIA SPIDI & FISCH, PC


Abby Adams, Esq.
Special Counsel
October 13, 2004
Page 4

               financial advisor was the Company's business plan and budget which contained the financial projections disclosed under "Special Factors -- 4. Fairness Opinion of Financial Advisor" on pages 14 through 18 of the Offer to Purchase and in the Valuation Analysis dated September 21, 2004, filed as Exhibit (c)(2) to the Schedule TO. In particular, we wish to direct your attention to the disclosure on pages 17 and 18 of the Offer to Purchase under the subcaption "Discounted Cash Flow and Terminal Value Analysis" and to Table 3 in the Valuation Analysis where all the non-public financial forecasts and projections furnished to Capital Resources are disclosed. In both places, disclosure has been made regarding the assumptions for growth in net income and dividend rates, price to earnings multiples, rates of return, trading prices and present and terminal values of the foregoing. The Company does not generally make these forecasts and projections public.

          7.   Please  see the  revised  disclosure  to  Amendment  No. 1 to the
               Schedule  TO  under  the  caption   "Item  6.   Purposes  of  the
               Transaction and Plans or Proposals."

Purposes of and Reasons for the Offer, page 10
----------------------------------------------

          8. Please see the third full paragraph on page 20 of the Offer to Purchase under the caption "Special Factors -- 6. Effects of the Offer." wherein the Company estimates that deregistering from reporting under the Exchange Act and listing on the Nasdaq Stock Market will save it approximately $440,000 per year as result of reduced legal fees, accounting fees, transfer agent fees, Nasdaq listing fees and expenses associated with communicating with its stockholders. We believe that this disclosure is more appropriately included in the section of the Offer to Purchase that covers the effects the offer will have on the Company.

          9. We believe that the potential for proration in the offer is adequately disclosed both in the Summary Term Sheet (page 2, second question) and throughout the body of the Offer to Purchase (pages 24, 26, 28, 29, 35, 36 and 37). In addition, the disclosure in the second paragraph on page 11 of the Offer to Purchase states that stockholders, who because of the size of their holdings may not be able to sell their shares without disruption to the share price, will be provided with an opportunity to obtain liquidity with respect to their shares without potential disruption to the share price. Moreover, the disclosure regarding avoiding the usual transaction costs associated with a market sale is accurate even in the event

MALIZIA SPIDI & FISCH, PC


Abby Adams, Esq.
Special Counsel
October 13, 2004
Page 5

               of  significant  proration.  The referenced  disclosure  makes no
               representation,   and  does  not  imply,   however,   that  large
               stockholders will be fully cashed-out in the offer.

Fairness of the Offer, page 12
------------------------------

          10. Please see the revised disclosure in "Item 8. Fairness of Transaction" in Amendment No. 1 to the Schedule 13E-3 wherein we have revised the second paragraph under "Special Factors - 3. Fairness of the Offer" to clarify that the factors listed thereunder are all of the factors taken into account by the Board of Directors in support of its determination that the offer is fair and in the best interests of stockholders.

          11. Please see the revised disclosure on page 5 of Amendment No. 1 to the Schedule TO under the caption "Special Factors - 3. Fairness of the Offer" wherein the disclosure regarding the factors has been augmented in accordance with your comment.

          12. Wells Federal Bank, fsb (the "Bank") is a wholly-owned subsidiary of the Company and is not an "offeror," "third party bidder" or "other person" required to be included as a filing person on the Company's Schedule TO. General Instruction K(1) of Schedule TO defines an offeror as "any person who makes a tender offer or on whose behalf a tender offer is made." Rule 13e-4(a)(2) defines an
               "issuer  tender  offer" as a "tender  offer for .... any class of equity security, made by the issuer of such class of equity security or by an affiliate of such issuer." In our case, the tender offer is being made by the Company, not the Bank or on behalf of the Bank, and it is being self-financed by the Company. We are aware of numerous similar transactions filed with the Commission under exactly the same or similar circumstances where subsidiaries of bank and thrift holding companies were not deemed "filing persons" by the Commission. In addition, wholly-owned subsidiaries of issuers are not defined by Rule 13e-4 or Regulation 14D as "offerors" or "third party bidders." In the Company's tender offer, the Bank is a functioning business subsidiary that was not created as an acquisition subsidiary or otherwise to facilitate the tender offer in any way. In fact, the Bank has been in existence as a functioning business since 1934. While the funds to complete the acquisition of the Company's stock were derived from the repayment to the Company of a loan from the Company to the Bank, it was not necessary for

MALIZIA SPIDI & FISCH, PC


Abby Adams, Esq.
Special Counsel
October 13, 2004
Page 6

               the Bank or any other party "to obtain financing" for the tender offer, as a current asset of the Company, a loan receivable from the Bank, was used. Because the Company owns 100% of the Bank, this is merely an intra-company transfer of Company funds within a consolidated entity (for financial reporting and tax purposes), and should not be considered separate, third-party financing of the tender offer. While there is substantial overlap between the management and directors of the Bank and the Company, given the small size of the two entities, this in and of itself does not make the Bank a filing person under Regulation 14D or Schedule TO. The Bank played no separate role in initiating, structuring or negotiating the tender offer, did not control the terms of the tender offer, did not play a primary role in obtaining the financing for the tender offer and is prohibited by federal banking laws and regulations from owning the stock of the Company before or after the offer is completed. While the Company does not conduct significant operations apart from its ownership of the Bank, it is an established entity with separate operations and assets apart from the offer. Therefore, we do not believe the Bank should be made a filing party or deemed a bidder in the Company's issuer tender offer. If the staff were to take a contrary view, it would mean that every wholly-owned subsidiary of a bank or thrift holding company is a filing person when the parent holding company tenders for its own shares. This result does not appear to be consistent with prior positions of the Commission or with the tender offer regulations.

          13. Please see the revised disclosure in "Item 8. Fairness of Transaction" in Amendment No. 1 to the Schedule 13E-3 wherein the Offer to Purchase has been revised to disclose that the Board did not attempt to calculate a going concern value or liquidation value and the reasons therefor. The Offer to Purchase has also been revised to disclose the prior purchase prices considered by the Board, the consideration given to those prices and the Board's consideration of net book value and current and historical market prices for the common stock. With respect to the stock having traded at a price in excess of the price range, we note that the Company's historical price data shows that the common stock did trade above the price range in the first quarter of 2004 and April 2004, but has not traded above the maximum of the range since that date. While the Company's common stock is traded on the Nasdaq Stock Market, the stock is not actively traded, generally exhibiting low trading volume with very wide Bid/Ask spreads of between $0.50 and $1.00 or more. In just over 50% of the trading days during the last six months, daily volume in the Company's common stock ranged from zero to 600

MALIZIA SPIDI & FISCH, PC


Abby Adams, Esq.
Special Counsel
October 13, 2004
Page 7

               shares. As a result of this limited liquidity, actual trades in the stock have reflected a high degree of price variability. During 2004, the stock traded to above $34 per share in February and March and traded down to $22 per share in May. Since May, the stock has traded in the $23 to $28 range. The Company believes that the decline in its trading price since the first quarter of 2004 reflects two primary factors: (i) the overall decline in the market for thrift stocks, and (ii) investors' recognition that the Company's recurring earnings stream has declined in 2004 from the higher levels experienced in 2003. In addition, stock prices may be affected by factors outside of the Company's control; for example, heightened activity for mergers and acquisitions involving financial institutions. While historical prices were examined by the Board, these prices were of less significance than current market prices and net book value in the Board's fairness determination.

          14. We wish to direct your attention to the second full paragraph on page 14 of the Offer to Purchase wherein the Company has disclosed its fairness determination with respect to each group of unaffiliated stockholders in accordance with Item 8 of
               Schedule 13E-3 and Question 19 of Exchange Act Release No. 17719 (the "Release"). Item 8 and the Release each require the Board of Directors to set forth its belief whether the transaction is fair to each group of unaffiliated stockholders. In this case, there are two groups of unaffiliated stockholders: those who will accept the offer and be cashed out, and those who do not tender and remain stockholders of the Company. The Board's belief that the offer is fair to both groups of unaffiliated stockholders is expressed in the second paragraph on page 14 of the Offer to Purchase as follows [emphasis added]:

                    "The Board  believes  that the offer is fair and in the best
                    ------------------------------------------------------------
                    interests  of  our  stockholders,   including   unaffiliated
                    ------------------------------------------------------------
                    stockholders,  whether or not such stockholders retain their
                    ------------------------------------------------------------
                    interest in the Company.  As set forth above, the offer is a
                    -----------------------
                    voluntary transaction which is open to all stockholders on the same terms and conditions. Based upon the aforementioned factors, our Board believes that the offer is both substantively and procedurally fair to affiliated and unaffiliated stockholders alike. For those stockholders who
                                                      --------------------------
                    tender shares and are no longer stockholders of the Company,
                    ------------------------------------------------------------
                    our Board has determined that such stockholders will receive
                    ------------------------------------------------------------
                    a fair price for their shares.  The Board also believes that
                    ------------------------------------------------------------
                    the  transaction  is fair to those  stockholders  who remain
                    ------------------------------------------------------------
                    stockholders of the Company  following the completion of the
                    ------------------------------------------------------------
                    offer because they will retain a greater equity  interest in
                    ------------------------------------------------------------
                    the Company.  See "Special Factors-6.  Effects of the Offer"
                    -----------
                    for a detailed discussion of the


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MALIZIA SPIDI & FISCH, PC


Abby Adams, Esq.
Special Counsel
October 13, 2004
Page 8

                    consequences   that  result  from   remaining  a  continuing
                    stockholder of the Company.


          15. With respect to the possibility that some stockholders may not be able to cash out their entire holdings due to the small size of the offer and the possibility of proration, the Company considered that such stockholders, if they ended up owning less than 100 shares, would subsequently be cashed out if the Company opted to proceed with the reverse stock split. Stockholders are not required to tender in the offer and, if any such holder wanted to ensure that all of its shares would be purchased, such holder could sell his or her shares in the open market. Please also see our response to Comment No. 9.

Fairness Opinion of Financial Advisor, page 14
----------------------------------------------

          16. Please see the revised disclosure in "Item 9. Reports, Opinions, Appraisals and Negotiations" in Amendment No. 1 to the Schedule 13E-3 wherein page 16 of the Offer to Purchase has been revised to disclose the fifteen comparable thrift institutions considered by the financial advisor.

          17. We believe that the disclosure in the Offer to Purchase adequately addresses how each analysis performed by the financial advisor supports or does not support the fairness determination. Beginning on page 15 of the Offer to Purchase, the five financial and pricing factors considered by the financial advisor supporting its fairness opinion are specifically identified. Each factor's contribution in supporting the fairness opinion is disclosed as follows:

               a. On page 16, under "Stock Repurchase Analysis," it is disclosed that the pro forma financial results would be favorable to the remaining non-tendering stockholders after the offer is consummated;

               b. On page 16 under "Comparative Pricing Analysis," it is disclosed that based on the financial advisor's comparative peer pricing analysis, while the Company's common stock traded at a moderate pricing discount to reflect the limited liquidity, the Company's stock was trading at a reasonable level based on its recent average trading price of $26.75. Following a discussion of this comparative pricing analysis, under "Review of Premiums Paid in Other Stock Repurchase Transactions" and "Pricing Analysis Related to Tender Offer Price Range" on pages 16 and 17 of the Offer to Purchase, it


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MALIZIA SPIDI & FISCH, PC


Abby Adams, Esq.
Special Counsel
October 13, 2004
Page 9

                    is disclosed that Capital Resources concluded that the tender offer price range of $29.50 to $31.50 resulted in premiums of between 10% and 18% being offered to Company stockholders that were reasonable and fair when compared to representative premiums paid in other repurchase transactions. Also, it is disclosed on page 17 that Capital Resources concluded the Price/Earnings and Price/Tangible Book Value ratios compared to the Company's tender offer price range was reasonable when compared to the pricing ratios of the peer group of publicly traded thrifts;

               c. Finally, under "Discounted Cash Flow and Terminal Value Analysis" on page 18, it is disclosed that Capital Resources has concluded that its calculation of the Company's present value, which ranged between $26.98 to $27.19, falls very close to the Company's recent average trading price of $26.75. This analysis provided support to Capital Resources' determination that $26.75 represented a reasonable estimate of the fair value of the Company's common stock. These results also serve to confirm the fairness of the tender offer price range of $29.50 to $31.50 to those stockholders who sell their stock to the Company, because those stockholders would be receiving a reasonable and fair premium in relation to the stock's estimated fair market value.

          18. Please see the revised disclosure in "Item 9. Reports, Opinions, Appraisals and Negotiations" in Amendment No. 1 to the Schedule 13E-3 wherein the Offer to Purchase has been revised to disclose how the financial advisor calculated the recent average trading price for the Company's common stock.

          19. Please see the revised disclosure in "Item 9. Reports, Opinions, Appraisals and Negotiations" in Amendment No. 1 to the Schedule 13E-3 wherein the Offer to Purchase has been revised to provide the additional disclosure requested by the staff.

          20. We wish to advise the staff supplementally that we do not believe including the language referenced in your comment amounts to disclaiming responsibility for the information included in the Offer to Purchase. The entire sentence in question reads as follows: "Because the assumptions and resulting projections are subject to significant uncertainties, including changes in the interest rate environment and the mortgage refinancing market, as well as the competitive and economic environment, no assurance can be given that actual net income and dividends will

MALIZIA SPIDI & FISCH, PC


Abby Adams, Esq.
Special Counsel
October 13, 2004
Page 10

               meet  these  projections,  and  you  should  not  rely  on  these
                                               ---------------------------------
               projections  as an indication as to whether or not tendering your
               -----------------------------------------------------------------
               stock is an appropriate decision for you." [emphasis added] While
               ----------------------------------------
               it is necessary for financial advisors to utilize such information in performing this type of financial analysis, it is wholly inappropriate for investors to rely on these financial projections in deciding whether or not to tender in the offer. It is important to note that these types of financial forecasts or projections are inherently unreliable, based on assumptions that may or may not be accurate, and are subject to risks and uncertainties such that it is very appropriate to include a warning to investors not to rely on such information in deciding whether or not to tender in the offer. In fact, it may be misleading not to include such a warning. In the Company's view, including such a warning does not amount to a disclaimer of responsibility by the Company for its disclosure in the Offer to Purchase. Accordingly, we do not believe it is appropriate to make the requested deletion.

          21. Please see the revised disclosure in "Item 9. Reports, Opinions, Appraisals and Negotiations" in Amendment No. 1 to the Schedule 13E-3 wherein the Offer to Purchase has been revised to disclose why the financial advisor chose the variables used in the Discounted Cash Flow and Terminal Value Analysis. We have been advised that this was the only analysis in which an explanation of the variables appears appropriate.

Federal Income Tax Consequences, page 22
----------------------------------------

          22. Please see the revised disclosure in "Item 4. Terms of the Transaction" in Amendment No. 1 to the Schedule TO. Per your request, we have revised the concluding paragraph of the section titled "Special Factors - 8. Federal Income Tax Consequences" on page 22 deleting the statement "[t]he discussion set forth above is included for general information only."

Procedures for Tendering Shares, page 29
----------------------------------------

          23. Please see the revised disclosure in "Item 4. Terms of the Transaction" in Amendment No. 1 to the Schedule TO. Per your request, in the Offer to Purchase, we have revised (a)"The Offer-- 2. Procedures for Tendering Shares -- Return of Unpurchased Shares" on page 33, (b) the first paragraph on page 35 under the heading "The Offer -- 4. Purchase of Shares and Payment of Purchase Price," and (c) the last paragraph of "The Offer -- 5. Conditional Tender Procedures", by


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MALIZIA SPIDI & FISCH, PC


Abby Adams, Esq.
Special Counsel
October 13, 2004
Page 11

               replacing in each section with the phrase "as soon as practicable" with "promptly." We note that paragraph 4 of the letter of transmittal does not discuss the return of unpurchased shares and paragraph 6 does not include the language "as soon as practicable."

Conditions of Our Offer, page 37
--------------------------------

          24. Please see the revised disclosure in "Item 4. Terms of the Transaction" in Amendment No. 1 to the Schedule TO. Per your request, we have revised the penultimate paragraph in the Offer to Purchase under the section titled "The Offer -- 6. Conditions to Our Offer" by deleting the parenthetical phrase "including any action or inaction by us."

Information About Us and the Shares, page 40
--------------------------------------------

          25. In both places in the Offer to Purchase where the Company's Annual Report on Form 10-KSB is referenced (pages 40 and 46), the Annual Report is described as being for the fiscal year ended December 31, 2003. We believe, therefore, that the date of the Annual Report is sufficiently clear.

Closing Comments
----------------

         The Company has authorized us to advise you that the Company acknowledges that it (i) is responsible for the adequacy and accuracy of the disclosure in its tender offer materials filed with the Commission, (ii) is aware that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing and (iii) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MALIZIA SPIDI & FISCH, PC


Abby Adams, Esq.
Special Counsel
October 13, 2004
Page 12
         Should you have any additional comments or questions, please direct such inquiries to the undersigned at the above direct-dial number or to Joan Guilfoyle, Esq. of this office at (202) 434- 4677. Thank you for your prompt attention to this matter.

                                              Sincerely,


                                              /s/John J. Spidi
                                              ----------------------------------
                                              John J. Spidi


cc:      Mr. Lonnie Trasamar, President and CEO